1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 5, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Shareholders Approve 2018 Cash Dividend of NT$8 and By-Elect an Independent Director; Board of Directors Approve NT$2 Cash Dividend for 2019 Q1

Hsinchu, Taiwan, R.O.C. – June 5, 2019 –TSMC (NYSE: TSM) today held its 2019 Annual Shareholders’ Meeting, which passed the following major resolutions:

1.	Acknowledged the 2018 Business Report and Financial Statements. Consolidated revenue totaled NT$1,031.47 billion and net income was NT$351.13 billion, with diluted earnings per share of NT$13.54.

2.	Approved the distribution of a 2018 cash dividend of NT$8 per common share.

3.

Approved amendments to TSMC’s Articles of Incorporation, authorizing TSMC’s Board of Directors to distribute cash dividends on a quarterly basis. The Board of Directors plans to distribute each quarter’s dividend within six months after getting approval in the following quarter’s Board Meeting.

4.	Elected Mr. Moshe N. Gavrielov to the Board of Directors as an independent director.

Following the Annual Shareholders’ Meeting, TSMC also held a special meeting of the Board of Directors, which passed the following resolutions:

1.	Approved a NT$2 per share cash dividend for the first quarter of 2019, and the dividend will be paid in the fourth quarter of 2019.

All shareholders of TSMC common shares will receive a NT$8 per share cash dividend in July 2019, and a NT$2 cash dividend per share in the fourth quarter, for a total of NT$10 cash dividend per share.

2.

Set June 30, 2019 as the record date for common stock shareholders entitled to participate in distribution of 2018 profits in the form of cash dividend. The ex-dividend date for TSMC common shares shall be June 24, 2019. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 26 through June 30, 2019) for registration transfer.

In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 24. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be June 25. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Mr. Ganesh Sarpotdar at Citibank, N.A. (Tel: +1-212-816-6783; email: ganesh.sarpotdar@citi.com)

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com